中北能
CN ENERGY GROUP INC.
BUILDING 2-B, ROOM 206
NO. 268 SHINIU ROAD
LIANDU DISTRICT, LISHUI CITY
ZHEJIANG PROVINCE
THE PEOPLE'S REPUBLIC OF CHINA

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on July 21, 2022. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on July 21, 2022. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign, and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D88866-P78795

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CN ENERGY GROUP INC.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. Re-Election of Directors	☐	☐	☐

Nominees:

01) Kangbin Zheng
02) Wenhua Liu
03) Phillip Connelly
04) Wenbiao Zhang
05) Jian Chen

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

The Board of Directors recommends you vote FOR proposal 2.

	For	Against	Abstain
2. To ratify the appointment of Friedman LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2022.	☐	☐	☐

The Board of Directors recommends you vote FOR proposal 3.

	For	Against	Abstain
3. To approve as a special resolution the adoption of the Third Amended and Restated Memorandum and Articles of Association of the Company (the "**Amended M&A**").	☐	☐	☐

The Board of Directors recommends you vote FOR proposal 4.

	For	Against	Abstain
4. To approve as a special resolution the re-designation of shares of the Company as follows:	☐	☐	☐

(a) from (i) an unlimited number of ordinary shares of no par value and an unlimited number of convertible preferred shares of no par value to (ii) an unlimited number of Class A ordinary shares of no par value and an unlimited number of Class B ordinary shares of no par value; and

(b) the issued shares in the Company be and are re-designated and re-classified into Class A or Class B ordinary shares of no par value on a one for one basis as described in the proxy statement, each with the rights and privileges as set forth in the Amended M&A.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement and Form 20-F are available at www.proxyvote.com.

D88867-P78795

CN ENERGY GROUP. INC.
Annual General Meeting of Shareholders
July 22, 2022 10:00 PM (Eastern Time)
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Kangbin Zheng and Wenhua Liu, or any of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of CN ENERGY GROUP. INC. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 10:00 PM (Eastern Time), on July 22, 2022, at Dikai Yinzuo, Room 1804-1, No. 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province, the People's Republic of China, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side